1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 10, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC November 2024 Revenue Report

HSINCHU, Taiwan, R.O.C. – Dec. 10, 2024 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for November 2024: On a consolidated basis, revenue for November 2024 was approximately NT$276.06 billion, a decrease of 12.2 percent from October 2024 and an increase of 34.0 percent from November 2023. Revenue for January through November 2024 totaled NT$2,616.15 billion, an increase of 31.8 percent compared to the same period in 2023.

TSMC November Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	November 2024	October 2024	M-o-M Increase (Decrease) %	November 2023	Y-o-Y Increase (Decrease) %	January to November 2024	January to November 2023	Y-o-Y Increase (Decrease) %
Net Revenue	276,058	314,240	(12.2)	206,026	34.0	2,616,145	1,985,436	31.8

TSMC Spokesperson:	Media Contacts
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for November 2024 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2024	2023
November	Net Revenue	276,058,358	206,026,179
Jan. ~ Nov.	Net Revenue	2,616,144,592	1,985,435,975
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	107,799,629	45,195,460	30,560,560
TSMC Development**	34,825,176	1,951,320	975,660
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,596,007,661	2,706,263	2,706,263
TSMC**		243,915,000	243,915,000
TSMC***		440,101,363	310,013,348
TSMC Japan Ltd.****	353,013	283,536	283,536
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	125,543,609
	Mark to Market of Outstanding Contracts	(1,154,423)
	Cumulative Unrealized Profit/Loss	(1,753,434)
Expired Contracts	Cumulative Notional Amount	955,884,043
	Cumulative Realized Profit/Loss	(5,343,286)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	162,259
	Mark to Market of Outstanding Contracts	(509)
	Cumulative Unrealized Profit/Loss	(15,960)
Expired Contracts	Cumulative Notional Amount	26,160,461
	Cumulative Realized Profit/Loss	(137,159)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	682,995
	Mark to Market of Outstanding Contracts	(329)
	Cumulative Unrealized Profit/Loss	(40,883)
Expired Contracts	Cumulative Notional Amount	60,687,698
	Cumulative Realized Profit/Loss	(308,992)
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	3,787,120
	Mark to Market of Outstanding Contracts	(40,803)
	Cumulative Unrealized Profit/Loss	52,099
Expired Contracts	Cumulative Notional Amount	4,378,711
	Cumulative Realized Profit/Loss	159,897
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC

Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	-
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	5,042
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		(42,083)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,544,795
	Mark to Market of Outstanding Contracts	(23,697)
	Cumulative Unrealized Profit/Loss	21,557
Expired Contracts	Cumulative Notional Amount	13,080,348
	Cumulative Realized Profit/Loss	113,702
Equity price linked product (Y/N)		N